UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-33766
_______________________

AGRIA CORPORATION
_______________________

21/F Tower B, PingAn International Finance Center,
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AGRIA CORPORATION
FORM 6-K
TABLE OF CONTENTS

SIGNATURE

Exhibit Index

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation

By:	/s/ John Layburn
Name: John Layburn Title: Chief Financial Officer

Date: July 19, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release